

Mail Stop 3561

July 28, 2016

Mr. Scott M. Settersten
Chief Financial Officer, Treasurer and Assistant Secretary
Ulta Salon, Cosmetics & Fragrance, Inc.
1000 Remington Blvd., Suite 120
Bolingbrook, IL60440

> **Re:** **Ulta Salon, Cosmetics & Fragrance, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2016**
> **Filed March 30, 2016**
> **Form 10-Q for the Quarter Ended April 30, 2016**
> **Filed June 2, 2016**
> **File No. 1-33764**

Dear Mr. Settersten:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2016

Overview, page 1

1. You use the term "boutiques" in several places in your filing as well as your Form 8-K filed on March 10, 2016 and your fourth quarter 2015 earnings conference call. Please define and explain what is meant by boutiques, including "full-service boutiques," "prestige boutiques" and "Clinique, Lancome, and Benefit boutiques." If boutique is meant to be a subset of your Ulta Beauty stores for your prestige brands, please clarify this in your filing. Please also clarify whether prestige consultants work solely in the prestige boutique and whether customers can purchase prestige products only in the prestige boutique.

Financial Statements

Notes to Consolidated Financial Statements, page 50

2. Please disclose revenues from external customers for each type of product and service sold such as cosmetics, haircare, salon styling tools, skincare and bath and body, fragrance, nail polish and nail care products, men's products, Ulta Beauty Collection, and other health and beauty products. Alternatively, you may provide such disclosure in a manner in which you group similar products and services. Refer to ASC 280-10-50-40.

Form 10-Q for the Quarter Ended April 30, 2016

Financial Statements

8. Share Repurchase Program, page 12

3. We note that you entered into an accelerated share repurchase (ASR) agreement with Goldman, Sachs & Co. to repurchase $200 million in shares of your common stock. We also note that you paid the $200 million and received an initial delivery of 852,000 shares of common stock which represents 80% of the total shares you expect to receive. We further note that you accounted for this as an equity transaction and recorded the excess over par value as reduction to additional paid-in capital and retained earnings. Please tell us how you accounted for the ASR at inception and how you accounted for it at settlement, as you stated in your first quarter 2016 earnings call on May 26, 2016 that the ASR has been settled. In doing so, please refer to ASC 505-30-25-5 and 25-6 and specifically tell us how you considered the forward contract and ASC 815-40. You may want to provide journal entries to illustrate your accounting. Furthermore, please provide us with the calculation of your weighted average shares outstanding that shows the immediate reduction for the shares received from Goldman, Sachs & Co.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Lisa Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products